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                                                                       Exhibit 2
                               ANSALDO SIGNAL N.V.


                                                                         Contact
                                                               Gregory M. Babicz
                                                           Phone: (412) 688-2459
                                                             Fax: (412) 688-2660



ANSALDO SIGNAL RECEIVES OFFER FROM ANSALDO
TRASPORTI TO ACQUIRE REMAINING SHARES OF THE
COMPANY

--------------------------------------------------------------------------------
January 24, 2000 (Schiphol, The Netherlands)

James Sanders, managing director and chief executive officer of Ansaldo Signal N.V. (NASDAQ: ASIGF), reported today that he received, on behalf of the Company, a letter from Ansaldo Trasporti S.p.A., the Company's majority shareholder, proposing that it purchase the remaining 18.3% of outstanding Common Shares of the Company at a price per share of $3.80 pursuant to a cash tender offer.

The Ansaldo Trasporti offer will be launched subject to its affirmative recommendation to the public shareholders of Ansaldo Signal by the company's Managing Board, Supervisory Board and any committee of independent members of the Supervisory Board which Ansaldo Signal might choose to appoint. The offer is not conditioned on obtaining financing or on a minimum number of shares being tendered. Upon successful completion of the tender, the shares of Ansaldo Signal will no longer be listed on the NASDAQ National Market.

Mr. Sanders has called a meeting of the Board of Directors of the Company for later today at which he intends to propose the appointment of an independent committee to evaluate and analyze the fairness of the offer. It is expected that the Board of Directors will authorize such committee to retain independent counsel and investment bankers to assist it in evaluating this transaction.

No assurance can be given with respect to whether any transaction will occur. Ansaldo Signal does not intend to disclose any details of any discussions relating to the transaction pending their outcome.

Ansaldo Signal N.V. is a leader in the design, manufacture and service of signaling, automation and control equipment and systems for the railroad and mass transit industries worldwide.

This press release contains forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These forward-looking statements are subject to uncertainties that could cause actual events to differ from those in the statements, including, without limitation, the outcome of negotiations with Ansaldo Trasporti S.p.A. or adverse business, regulatory or economic developments.
                                       ###



                       [Letterhead of Ansaldo Signal N.V.]


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